Exhibit 99.2

VOTING AGREEMENT

STRICTLY CONFIDENTIAL

February 23, 2009

TO:         THE PERSONS LISTED ON SCHEDULE A HERETO

(each such person a “Shareholder” and collectively the “Shareholders”)

NOVA Chemicals Corporation

International Petroleum Investment Company (“Purchaser”) and NOVA Chemicals Corporation (“the Company”) have entered into an arrangement agreement (the “Arrangement Agreement”) dated as of even date herewith in respect of the acquisition of all Company Shares by way of plan of arrangement at a price payable in cash of US$6.00 per Company Share. Capitalized terms used in this letter agreement (this “Agreement”) and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

This Agreement sets out the terms and conditions of the agreements of each Shareholder to: (i) support the Arrangement; and (ii) to vote the Company Shares owned or controlled by the Shareholder, including any Company Shares acquired by exercising any Convertible Securities (Company Shares and Convertible Securities are referred to herein as, collectively, the “Subject Company Shares”) in favour of the Arrangement Resolution and related matters. For purposes hereof, “Convertible Securities” means any Options/SARs, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever (including any awards, grants or entitlements under the EAU Plan, the RSU Plan or the DSU Plans) held by a Shareholder or other person requiring or which may require the issuance, sale or transfer by the Company or other person of any shares of or other equity or voting interests in the Company or any of its subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Company or any of its subsidiaries.

ARTICLE 1

COVENANTS OF THE SHAREHOLDERS

1.1                          Each Shareholder hereby agrees that from the date of this Agreement until the termination of the Arrangement Agreement in accordance with its terms, the Shareholder shall not, except in accordance with the terms of this Agreement or the Arrangement Agreement or with the prior written consent of Purchaser:

(a)           acquire direct or indirect beneficial ownership of or control or direction over any additional Company Shares or Convertible Securities or obtain or enter into any right to do so, with the exception of any Company Shares acquired pursuant to an exercise or redemption of Convertible Securities or any Company Shares or

Convertible Securities acquired in connection with ordinary course bonus, long-term incentive awards or other compensation;

(b)           requisition or join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution;

(c)           other than in connection with the grant of a proxy to vote at any regularly held annual meeting of the Company with respect only to the election of directors and appointment of auditors, grant or agree to grant any proxy or other right to vote its Subject Company Shares or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Company Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(d)           subject to Section 4.2, directly or indirectly, through any person, solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal, or enter into, continue or participate in any substantive discussions or negotiations with, or otherwise knowingly co-operate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may lead to an Acquisition Proposal;

(e)           solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell Company Shares or Convertible Securities or act in concert or jointly with any other person for the purpose of acquiring Company Shares or Convertible Securities or the purpose of influencing the voting of Company Shares or affecting the control of the Company, other than, in the case of proxy solicitation, in support of the Arrangement Agreement;

(f)            option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Subject Company Shares or any right or interest therein, or agree to do any of the foregoing except pursuant to the Arrangement; or

(g)           take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.1.

1.2                          Each Shareholder hereby agrees that such Shareholder shall, from the date of this Agreement until the termination of the Arrangement Agreement in accordance with its terms:

(a)           vote (or cause to be voted) all of its Subject Company Shares at any meeting of the holders of Company Shares, and in any action by written consent of the holders of Company Shares (unless and only then to the extent prohibited by Law):

(i)            in favour of the approval, consent, ratification and adoption of the Arrangement (and any actions required in furtherance thereof) and all other resolutions to be put to the meeting of holders of Company Shares in respect of the Arrangement as contemplated by the Arrangement Agreement; and

(ii)          against any proposed action by the Company or any of its subsidiaries, the Company Shareholders, or any other person: (A) in respect of any merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction involving the Company or any of its subsidiaries, other than the Arrangement; (B) which would reasonably be regarded as being directed towards or likely to prevent or delay the Arrangement or the successful completion of the Arrangement, including any amendment to the articles or by-laws of the Company or its corporate structure; or (C) which would reasonably be expected to result in a Material Adverse Effect;

(b)           upon the request or direction of Purchaser, execute a proxy in respect of any resolution referred to in this Section 1.2, and have all of its Subject Company Shares counted or not counted (as directed by Purchaser) as part of a quorum in connection with any meeting of holders of Company Shares relating to matters set forth in Section 1.2(a)(ii);

(c)           for greater certainty, in connection with any matter referred to in Section 1.2(a)(ii), consult with Purchaser prior to exercising any voting rights attached to its Subject Company Shares and exercise or procure the exercise of such voting rights as Purchaser shall instruct, including the delivery to Purchaser, upon its request or direction, of a proxy in respect of any such resolution;

(d)           if holders of Convertible Securities are entitled to vote on the Arrangement or any other matter relating to the Company, each Shareholder shall exercise or cause to be exercised any such voting rights and take all related actions in the same manner as set forth above in this Section 1.2; and

(e)           immediately terminate any existing discussions or negotiations it is engaged in with any parties (other than Purchaser) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

1.3                          Each Shareholder covenants, from the date of this Agreement until the termination of the Arrangement Agreement in accordance with its terms, to co-operate with Purchaser and the Company in making all requisite regulatory filings.

1.4                          Each Shareholder who holds Convertible Securities acknowledges and agrees that any Convertible Securities held by him or her, to the extent not exercised, shall be cancelled or otherwise treated in accordance with the Arrangement and he or she shall take all steps required of him or her to give effect to such cancellation or other treatment.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1                          Each Shareholder by its acceptance hereof represents and warrants as follows and acknowledges that Purchaser are relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)           as of the date hereof such Shareholder is the beneficial owner of or controls all of the Company Shares and Convertible Securities set forth opposite such Shareholder’s name on Schedule A;

(b)           (i) except as disclosed in notes to Schedule A, the only securities of the Company (including Company Shares and Convertible Securities) beneficially owned, directly or indirectly, or over which control or direction is exercised by such Shareholder are those listed on Schedule A beside such Shareholder’s name, and (ii) such Shareholder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Shareholder or transfer to such Shareholder of additional securities of the Company or any interest therein;

(c)           such Shareholder has the sole right to sell and vote all of its Subject Company Shares now held, and will have the right to sell and vote all of its Company Shares and Convertible Securities hereafter acquired by such Shareholder;

(d)           no person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from such Shareholder of any of the Company Shares or Convertible Securities owned by such Shareholder or any interest therein or right thereto, except Purchaser pursuant to the Arrangement Agreement;

(e)           the execution and delivery by such Shareholder of this Agreement, the authorization of this Agreement by such Shareholder (if such Shareholder is a corporation or other entity), and the performance by such Shareholder of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) if such Shareholder is a corporation or other entity, its constating documents or by-laws; (ii) any applicable Laws, or (iii) any note, bond, mortgage, indenture or contract or agreement to which it is party or by which it is bound;

(f)            if such Shareholder is a corporation or other entity, it is duly organized under the Laws of its jurisdiction of incorporation or formation and is validly existing;

(g)           if such Shareholder is a corporation or other entity, it has the necessary corporate or other power and authority to enter into this Agreement and to perform its obligations hereunder, and its execution and delivery of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized and no other corporate or other proceedings on its part are necessary to authorize this Agreement; and

(h)           this Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

2.2                          Purchaser represents and warrants as follows and acknowledges that each Shareholder is relying upon such representations and warranties in connection with the entering into of this Agreement and the sale to Purchaser of the Subject Company Shares:

(a)           Purchaser is a corporation formed and validly existing under the laws of its jurisdiction of formation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted;

(b)           Purchaser has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the performance of this Agreement by Purchaser of its obligations hereunder have been duly authorized by it, and no other corporate proceedings on its part are necessary to authorize the consummation of the transactions contemplated hereunder or completion of the Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)           neither the execution and delivery of this Agreement by Purchaser nor the completion of the transactions contemplated under the Arrangement Agreement, nor compliance by Purchaser with any of the provisions hereof or contained in the Arrangement Agreement will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the constating documents governing Purchaser, (ii) any material contract or other instrument or obligation to which Purchaser is a party or to which it, or any of its properties or assets, may be subject or by which Purchaser or its subsidiaries is bound, or (iii) violate any Law applicable to Purchaser or its properties or assets (except, in the case of clauses (ii) and (iii) above, as would not reasonably be expected to materially impair or delay the ability of Purchaser to consummate the transactions contemplated in this Agreement).

ARTICLE 3
TERMINATION

3.1                          This Agreement may be terminated:

(a)           with respect to one or more Shareholders at any time by mutual consent in writing of Purchaser, on the one hand, and such Shareholder or Shareholders, on the other hand;

(b)           by any Shareholder wishing to terminate its obligations under this Agreement giving notice in writing (provided that any such termination will only be effective with respect to such Shareholder) if:

(i)            Purchaser has not complied in any material respect with its covenants contained herein (following written notice to Purchaser by the Shareholders of such non-compliance and provided such default is not rectified within 5 business days of that notice) or if any representation or warranty of Purchaser under this Agreement is untrue or incorrect in any material respect; provided that at the time of such termination, such Shareholder is not in material default in the performance of its obligations under this Agreement;

(ii)           the Arrangement Agreement is amended to reduce or change the form of the Consideration or the Arrangement Agreement is amended in any other respect that is materially adverse to the Shareholder; or

(iii)          the Arrangement Agreement is terminated in accordance with the provisions thereof; or

(c)           by Purchaser if:

(i)           any of the Shareholders has not complied in any material respect with all of its covenants contained herein (following written notice to the Shareholder by Purchaser of such non-compliance and provided such default is not rectified within 5 business days of that notice) or if any representation or warranty of any of the Shareholders under this Agreement is untrue or incorrect in any material respect; provided that at the time of such termination by Purchaser, Purchaser is not in material default in the performance of its obligations under this Agreement; or

(ii)          the Arrangement Agreement is terminated in accordance with the provisions thereof.

3.2                          Any termination of this Agreement in accordance with Section 3.1 shall render the provisions of this Agreement of no further force and effect and no party shall have any further liability or obligations to any other party hereunder, provided however that such termination shall not prejudice the rights of a party as a result of a breach by any other party of its obligations hereunder occurring prior to such termination.

ARTICLE 4

GENERAL

4.1                          In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)           references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)           references to a “Section” or a “Schedule” are references to a Section or Schedule of this Agreement;

(c)           words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)           the terms “person” and “business day” shall have the meanings ascribed thereto in the Arrangement Agreement;

(e)           the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(f)            wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2                          Purchaser agrees and acknowledges that each Shareholder is bound hereunder solely in its capacity as a shareholder of the Company and that the provisions hereof shall not (i) restrict or limit the actions of any member of the Board of Directors or Senior Officer required to be taken in the discharge of his or her fiduciary duties as a member of the Board of Directors or as a Senior Officer, provided that such actions are in compliance with the Arrangement Agreement, or (ii) be deemed or interpreted to bind any member of the Board of Directors or a Senior Officer of in his or her capacity as a member of the Board of Directors or as a Senior Officer while acting in accordance with the terms of the Arrangement Agreement. Nothing herein shall prevent a Shareholder who is a member of the Board of Directors or a Senior Officer from engaging, in such Shareholder’s capacity as a director of the Company or as a Senior Officer, in discussions or negotiations with, or furnishing information to, a person who proposes an Acquisition Proposal that did not result from a breach of this Agreement or the Arrangement Agreement and in respect of which the Board of Directors has determined in good faith after consultation with its financial advisors and its outside counsel that the Acquisition Proposal would reasonably be expected to lead to a Superior Proposal on the basis provided for in Section 7.2 of the Arrangement Agreement. For purposes hereof, “Senior Officer” means Jeffrey M. Lipton, Lawrence A. MacDonald, Jack S. Mustoe, Christopher D. Pappas and Marilyn Horner.

4.3                          The parties hereto waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party hereto that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

4.4                          This Agreement shall become effective in respect of each Shareholder upon execution and delivery thereof by such Shareholder.

4.5                          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

4.6                          Each Shareholder hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and to the filing of this Agreement as may be required pursuant to applicable Securities Laws. A copy of this Agreement may be provided to the directors of the Company.

4.7                          This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, assigns, heirs, executors and personal representatives. This Agreement shall not be assignable by any Shareholder without the prior written consent of Purchaser. Purchaser in its sole discretion may (i) assign any or all of its rights, interests and/or obligations under this Agreement to any direct or indirect subsidiary or any affiliate and/or (ii) designate one or more of its direct or indirect subsidiaries or affiliates as Purchaser for any or all purposes hereunder.

4.8                          Time shall be of the essence of this Agreement.

4.9                          If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve the anticipated benefits of each party hereto under this Agreement.

4.10                        All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to Purchaser or any Shareholder at the following addresses (or at such other addresses as shall be specified by Purchaser or any Shareholder by notice to the other parties hereto given in accordance with these provisions):

(a)	in the case of a Shareholder to:

NOVA Chemicals Corporation
1550 Coraopolis Heights Road
Moon Township, PA 15108

	Attention:	Jack Mustoe
Facsimile:

with a copy to:

Osler, Hoskin & Harcourt LLP
Suite 2500
TransCanada Tower
450 - 1st St. S.W.
Calgary, Alberta T2P 5H1

	Attention:	Stan Magidson
	Facsimile:	403 260 7024
	E-mail:	smagidson@osler.com

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

	Attention:	David A. Katz
	Facsimile:	212 403 2000

(b)	in the case of Purchaser to

International Petroleum Investment Company
PO Box 7528
Abu Dhabi
United Arab Emirates

	Attention:	H.E. Khadem Al Qubaisi
Facsimile:

with a copy to:

Torys LLP
79 Wellington Street W.
Suite 3000
Toronto, Ontario
M5K 1N2

	Attention:	John Emanoilidis
	Facsimile:	416 865 7380
	E-mail:	jemanoilidis@torys.com

4.11                        This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.12                        This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Alberta and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Alberta.

4.13                        Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “US$” refers to United States dollars and “C$” refers to Canadian dollars.

4.14                        If the Plan of Arrangement is amended in accordance with the Arrangement Agreement (an “Amended Transaction”), each Shareholder agrees to support the completion of the Amended Transaction in the manner consistent with that in which it has agreed to support the Arrangement pursuant to this Agreement, including by voting its Company Shares and Convertible Securities in favour of any matters necessary for or ancillary to the completion of the Amended Transaction.

4.15                        Each Shareholder recognizes and acknowledges that this Agreement is an integral part of Purchaser entering into the Arrangement Agreement, and that Purchaser would not contemplate proceeding with the Arrangement unless this Agreement was entered into by each Shareholder, and that a breach by such Shareholder of any covenants or other commitments contained in this Agreement will cause Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each Shareholder agrees that, in the event of any such breach, Purchaser shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and such Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Purchaser and the Shareholders shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among Purchaser and the Shareholders.

Yours very truly,

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

By:	(signed)	“H.E. Khadem Al Qubaisi”
	Name:	H.E. Khadem Al Qubaisi
	Title:	Managing Director

[Signature page to Voting Agreement]

[Signature pages of Shareholders to follow]

Irrevocably accepted and agreed to as of this February 23, 2009.

Directors of the Company

/s/	(signed) “Jerald Allen Blumberg”
Witness	Jerald Allen Blumberg

/s/	(signed) “Frank Peter Boer”
Witness	Frank Peter Boer

/s/	(signed) “Jacques Bougie”
Witness	Jacques Bougie

/s/	(signed) “Laurie Brlas”
Witness	Laurie Brlas

/s/	(signed) “Joanne Vanish Creighton”
Witness	Joanne Vanish Creighton

/s/	(signed) “Robert Emmet Dineen, Jr.”
Witness	Robert Emmet Dineen, Jr.

/s/	(signed) “Charles W. Fischer”
Witness	Charles W. Fischer

/s/	(signed) “Louis Yves Fortier”
Witness	Louis Yves Fortier

/s/	(signed) “Kerry Lloyd Hawkins”
Witness	Kerry Lloyd Hawkins

[Signature page to Voting Agreement]

/s/	(signed) “Jeffrey Marc Lipton”
Witness	Jeffrey Marc Lipton

/s/	(signed) “Arnold Martin Ludwick”
Witness	Arnold Martin Ludwick

/s/	(signed) “Christopher Daniel Pappas”
Witness	Christopher Daniel Pappas

/s/	(signed) “James Mark Stanford”
Witness	James Mark Stanford

Senior Officers of the Company

/s/	(signed) “Jeffrey M. Lipton”
Witness	Jeffrey M. Lipton

/s/	(signed) “Lawrence A. MacDonald”
Witness	Lawrence A. MacDonald

/s/	(signed) “Jack S. Mustoe”
Witness	Jack S. Mustoe

/s/	(signed) “Christopher D. Pappas”
Witness	Christopher D. Pappas

/s/	(signed) “Marilyn Horner”
Witness	Marilyn Horner

[Signature page to Voting Agreement]

SCHEDULE A

Shareholders’ Ownership of Securities of the Company

[Redacted]